Exhibit 99.1

CONFIDENTIAL SEPARATION, TRANSITION AND RELEASE AGREEMENT

This Confidential Separation and Release Agreement (the “Agreement”) is entered into by and between Ray Schaaf (hereinafter “Employee”) on the one hand, and Neumedia, Inc. (the “Company”) on the other hand (collectively “the Parties”).

RECITALS

A.           WHEREAS, Employee is currently employed by Neumedia, Inc. as President;

B.           WHEREAS, Employee is currently a Director on the Board of Directors of Neumedia, Inc. (the “Board”);

C.           WHEREAS, Employee seeks to resign his position as President of Neumedia, Inc.  Employee also seeks to resign his position as Director on the Board;

D.           WHEREAS, the Company has accepted Employee’s resignation as an employee and Director of the Company and, as applicable, its subsidiaries.  Employee and the Company have agreed that Employee shall stay on as President and a Director of Neumedia, Inc. during a Transition Period, as defined below;

E.           WHEREAS, this Agreement shall supersede any other employment agreement between the Company and Employee, whether oral, implied or written, and shall render any such employment agreement null and void; and

F.           WHEREAS, it is now the desire of the parties to compromise, settle, waive and release all claims of whatever kind or description which Employee may have against the Company Releasees, as defined herein.

NOW, THEREFORE, in consideration of the recitals which are incorporated into this Agreement and the mutual promises and covenants set forth herein, the parties do hereby agree as follows:

AGREEMENT

1. Transition Period.  Employee shall continue employment on an “at-will” basis through a transition period that will end on or about May 9, 2011 (“Transition Period”).  Employee’s last day of employment with the Company shall be May 9, 2011 (the “Separation Date”), unless terminated earlier by Employee or the Company.  Employee’s duties during the Transition Period shall be reduced to the level requested by the Company, and will be primarily focused on (i) assistance with an orderly transition, (ii) matters pertaining to Vodaphone Global and (iii) completion and execution of the Company’s third quarter form 10-Q.  On the Separation Date and thereafter (i) Employee will cease to be an employee of the Company, (ii) Employee’s resignation from the Board of the Company (if not effected earlier as provided below) shall become effective without any further action by Employee and (iii) Employee will have no authority to act on behalf of the Company or any of its subsidiary, related or affiliated entities in any capacity.  Subject to the provisions of Section 15, effective on the Separation Date, Employee shall be permitted to retain the Company’s laptop computer now in use by him (the “Retained Computer”). Notwithstanding the foregoing or any other restrictions to the contrary, the Company acknowledges and agrees that during the Transition Period, Employee shall be able to pursue other business interests, opportunities, and activities, including employment with or ownership of other entities, so long as they do not interfere with Employee’s duties on behalf of the Company or are otherwise in competition with the business of the Company or any of its subsidiaries.  Employee agrees that he shall resign from the Board of the Company at any time prior to the Separation Date upon request of the Board, and in furtherance hereof, shall deliver an undated resignation letter to be held by the Board.

2. Pay During Transition Period.

(a)           Provided Employee’s employment continues through the Transition Period, the Company shall pay Employee forty-five thousand dollars ($45,000.00) pursuant to the following payment schedule: $15,000 on February 24, 2011 for the time period beginning February 13, 2011 and ending on March 8, 2011; $15,000 on March 9, 2011 for the time period beginning on March 9, 2011 and ending on April 8, 2011; and $15,000 on April 9, 2011 for the time period beginning on April 9, 2011 and ending on May 9, 2011 (each an “installment” of the “Payment for Services”).  The Company’s failure to provide Employee with any of the above-listed installments of the Payment for Services within five (5) calendar days of the payment dates listed above shall constitute a material breach of this Agreement; rendering the release of claims provided by Employee to the Company in Paragraph 8, below, to be null and void.

(b)           If the Company terminates Employee’s employment for any reason prior to May 9, 2011, and Employee has not yet been paid each of the installments of the Payment for Services set forth in Paragraph 2(a), above, then Employee shall be entitled to be paid the remainder of such unpaid installments if Employee signs and does not revoke the Reaffirmation of Confidential, Separation, Transition and Release Agreement on the date of termination or within twenty-one (21) days thereafter (as described in Paragraph 7, below, and Exhibit A hereto).  Any such unpaid installments of the Payment for Services following the termination of Employee’s employment will be made on the later of: (i) the payment dates set forth in Paragraph 2(a) above, with the five (5) calendar day grace period as provided for in Paragraph 2(a) above; or (ii) the business day following the expiration of the revocation period for the Reaffirmation of Confidential Separation, Transition and Release Agreement.

(c)           If Employee resigns his employment for any reason prior to May 9, 2011, Employee shall be entitled only to a pro rata amount of the Payment for Services rendered through the last date of employment and nothing more.

(d)           Employee represents that he has used all vacation pay or allowances, and that as of the date of this Agreement no vacation pay is due to him.  Employee shall not accrue any vacation pay during the Transition Period, nor shall he be entitled to any other benefits or remuneration of any kind, except to the extent expressly set forth in this Agreement.

3. Outstanding Expenses.  Employee shall receive, in cash, any outstanding business-related reimbursements which shall be paid promptly in accordance with Company policy, including provision by Employee of supporting documentation as required by Company policy.

4. Separation Benefit.  The Company agrees that provided Employee signs this Agreement and does not revoke this Agreement as set forth in Paragraph 12, below, on the 8th day following Employee’s execution of this Agreement, the Company shall:

(a)           Issue 300,000 shares of common stock of the Company to Employee.  The issuance of these shares have not been effectively registered under the Securities Act.  The Employee hereby represents and warrants that he is acquiring the shares for his own account, for investment, and not with a view to, or for sale in connection with, the distribution of any such shares. The Employee understands that because the shares have not been registered under the Securities Act, the Employee must continue to bear the economic risk of the investment for an indefinite period of time. The Employee represents and warrants that the Employee (1) has been furnished with all information which it deems necessary to evaluate the merits and risks of the receipt of the shares, (2) has had the opportunity to ask questions concerning the shares and the Company and all questions posed have been answered to its satisfaction, (3) has been given the opportunity to obtain any additional information it deems necessary to verify the accuracy of any information obtained concerning the shares and the Company, (4) has such knowledge and experience in financial and business matters that the Employee is able to evaluate the merits and risks of investing in the shares and to make an informed investment decision relating thereto and (5) is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act.  The Employee specifically acknowledges and agrees that any sales of the shares shall be made in accordance with the requirements of the Securities Act, in a transaction as to which the Company shall have received an opinion of counsel satisfactory to it confirming such compliance.  The Company shall have the right to repurchase the shares issued to Employee hereunder at the original issue price for a period commencing on termination of the Transition Period and ending thirty days later; provided, however, the repurchase right shall terminate if Employee executes and delivers the Reaffirmation Agreement to the Company as provided in Section 6.

(b)           The Employee shall be bound by the provisions of the following legends which shall be endorsed upon the certificate evidencing the shares issued:

“The shares represented by this certificate have been taken for investment and they may not be sold or otherwise transferred by any person, including a pledgee, unless (1) either (a) a Registration Statement with respect to such shares shall be effective under the Securities Act of 1933, as amended, or (b) the Company shall have received an opinion of counsel satisfactory to it that an exemption from registration under such Act is then available, and (2) there shall have been compliance with all applicable state securities laws.”

“THESE SECURITIES HAVE NOT BEEN QUALIFIED UNDER THE CALIFORNIA CORPORATE SECURITIES LAW OF 1968, AS AMENDED (“CSL”), AND ARE ALSO RESTRICTED UNDER THE PROVISIONS OF THAT LAW.  THESE SECURITIES MUST BE HELD INDEFINITELY UNLESS THEY ARE SUBSEQUENTLY QUALIFIED UNDER THE CSL OR ARE OTHERWISE EXEMPT FROM QUALIFICATION UNDER THAT LAW.”

(c)           The Company shall reasonably cooperate with Employee, at the request of Employee, in connection with removing restrictive legends from shares of common stock of the Company now held or hereafter acquired by Employee under this Agreement, as permitted by law or agreement, and shall, at the Company’s sole cost, arrange for one or more opinions of counsel if necessary to remove the legends.  The Company shall not be required to transfer any of the Employee’s shares on its books which shall have been sold, assigned or otherwise transferred in violation of this Paragraph 4, or to treat as the owner of such shares, or to accord the right to vote as such owner or to pay dividends to, any person or organization to which any such shares shall have been so sold, assigned or otherwise transferred, in violation of this Paragraph 4.  The Company agrees that if it fails to provide the opinion referenced above with in ten (10) business days of a compliant request by Employee, the release under Section 8 shall be void.

5. Twelve Month Holdback.  Employee understands and agrees that, for a period ending twelve months after the date of this Agreement, Employee may not transfer by gift, sale, operation of law, or otherwise, any of Employee’s shares in the Company, including but not limited to Employee’s shares of restricted common stock in the Company, without the prior written consent of the Company. The Company shall not be required to transfer any of the Employee’s shares on its books which shall have been sold, assigned or otherwise transferred in violation of this Paragraph 5, or to treat as the owner of such shares, or to accord the right to vote as such owner or to pay dividends to, any person or organization to which any such shares shall have been so sold, assigned or otherwise transferred, in violation of this Paragraph 5.

6. Representations and Warranties.

(a)           Employee makes the following representations and warranties: (a) Employee acknowledges that the Separation Benefits set forth in Paragraph 4 are things to which Employee would not be entitled except for Employee’s decision to sign this Agreement and to abide by the terms of this Agreement; (b) Employee represents and warrants that, other than what is provided for in this Agreement, the Company has paid to Employee all wages and other benefits owing and due to him by the Company as a result of Employee’s employment with and separation from the Company, including but not limited to all salary, bonuses, commissions, incentive pay, management fees, director fees, grants of stock, stock options, vacation pay, severance, or any other remuneration in any type or form.

(b)           Company makes the following representation and warranty:  The members of the Board of Directors of the Company have no present actual knowledge of any material facts regarding the Employee or his conduct prior to the date of this Agreement that would support legal action by the Company against Employee for damages.

7. The Company’s Release of Known and Unknown Claims.  The Company shall execute the general release set forth in Exhibit A, attached hereto, in exchange for: (1) Employee’s execution and delivery of the Reaffirmation of Confidential Separation, Transition and Release Agreement in the form attached hereto as Exhibit A (the “Reaffirmation Agreement”) on the termination date or within twenty-one (21) days thereafter, in which Employee agrees to extend the release in Paragraphs 8 and 9 of this Agreement to include the period from the date of execution of this Agreement to the execution date of the Reaffirmation Agreement, and (2) the expiration of the revocation period described in the Reaffirmation Agreement without a revocation by Employee.

8. Employee’s Release of Known and Unknown Claims.  In exchange for the agreements herein, Employee, including his heirs, executors, administrators, trustees, attorneys, representatives, and assigns (“Employee Releasors”) agree unconditionally and forever to waive, release and discharge the Company and the Company’s past and present affiliated, related, parent and subsidiary entities, as well as their respective past and present owners, investors, shareholders, lenders, members, managers, partners, officers, directors, employees, agents, representatives, attorneys, successors and assigns, past and present (“Company Releasees”) from any and all claims, actions, causes of action, demands, rights, or damages of any kind or nature which they may now have, or ever have, whether known or unknown, including but not limited to any claims, causes of action or demands of any nature arising out of or in any way relating to Employee’s employment with, or separation from the Company; provided, however, nothing herein shall be deemed a release or waiver of (i) Employee’s rights of indemnification and directors and officers liability insurance coverage to which Employee was entitled immediately prior to the Separation Date under the Company’s Bylaws, organizational documents, any employment agreement, or otherwise, (ii) Employee’s rights under any tax-qualified pension plan maintained by the Company or claims for accrued, vested benefits under any other employee benefit plan or COBRA, (iii) Employee’s rights as a stockholder of the Company and (iv) any rights under this Agreement.

This release specifically includes, but is not limited to, any claims for fraud; breach of contract; breach of implied covenant of good faith and fair dealing; inducement of breach; interference with contract; wrongful or unlawful discharge or demotion; violation of public policy; assault and battery (sexual or otherwise); invasion of privacy; intentional or negligent infliction of emotional distress; intentional or negligent misrepresentation; conspiracy; failure to pay wages, benefits, vacation pay, bonuses, commissions, salary, severance pay, stock, stock options, attorneys’ fees, or other compensation of any sort; retaliation; discrimination or harassment on the basis of age, race, color, sex, gender, national origin, ancestry, religion, disability, handicap, medical condition, marital status, sexual orientation or any other protected category under federal, state or local law; any claim under Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the California Fair Employment and Housing Act, the California Labor Code, the Family and Medical Leave Act, the California Family Rights Act, or Section 1981 of Title 42 of the United States Code; violation of COBRA; violation of any safety and health laws, statutes or regulations; violation of ERISA; violation of the Internal Revenue Code; or any other wrongful conduct of any kind, based upon events occurring prior to the date of execution of this Agreement.

Employee further agrees knowingly to waive the provisions and protections of Section 1542 of the California Civil Code, which reads:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH, IF KNOWN BY HIM OR HER, MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Employee intends this release to be a full and comprehensive general release, waiving all claims, demands and causes of action, known and unknown, to the fullest extent permitted by law.  Nothing in this Agreement is intended to nor shall it be interpreted to release any claim which, by law, may not be released.

9. Cooperation with Government Agencies.  Nothing in the release of claims set forth herein shall be construed as prohibiting Employee from bringing and/or participating in a future claim with the Equal Employment Opportunity Commission, the California Department of Fair Employment and Housing, or any other government agency; provided, however, that should Employee pursue and/or be involved with such an administrative action against the Company Releasees, or any of them, Employee agrees that he will not seek, nor shall he be entitled to recover, any monetary damages from any such proceeding.

10. Knowing and Voluntary.  Employee represents and agrees that Employee is entering into this Agreement knowingly and voluntarily and that he is represented by counsel of his own choosing in connection with the negotiation and drafting of this Agreement. Employee affirms that no promise or inducement was made to cause him to enter into this Agreement, other than the Separation Benefits promised to Employee herein.  Employee further confirms that he has not relied upon any other statement or representation by anyone other than what is in this Agreement as a basis for his decision to sign this Agreement.

11. Execution of Agreement.  Employee expressly acknowledges that he has been provided twenty-one (21) days to consider this Agreement and that he was informed in writing that he has the right to consult with counsel regarding this Agreement, and that he has had the opportunity to consult with counsel.  To the extent that Employee has taken fewer than twenty-one (21) days to consider this Agreement, Employee acknowledges that he had sufficient time to consider the Agreement and to consult with counsel and that he does not desire additional time.

12. Revocation. This Agreement is revocable by Employee for a period of seven calendar days following his execution of this Agreement.  The revocation must be in writing, must specifically revoke this Agreement, and must be received by the Company pursuant to Paragraph 20 prior to the eighth calendar day following the execution of this Agreement.  This Agreement becomes effective, enforceable and irrevocable on the eighth calendar day following Employee’s execution of this Agreement.

13. No Disparagement.  The parties hereto agree that they will not criticize or disparage each other, or issue any communication, written or otherwise, that reflects adversely upon each other.  .

14. Protection of Confidential Information.  Employee acknowledges that during his employment with the Company, he had access to and became informed of confidential and proprietary and/or trade secret information concerning the Company and/or the Company Releasees that is not generally known to the public or competitors (collectively referred to as “Confidential Information”), including but not limited to: financial information; business plans and strategy; marketing plans and strategy; methods of operation; volume of business and profit margins; and lists of customers, suppliers, subscribers, or employees.  Employee agrees not to directly or indirectly make known, divulge, reveal, furnish, make available, disclose, or use any Confidential Information, except as compelled by an order of a court of competent jurisdiction or a subpoena issued under the authority thereof.  If Employee receives a court order or subpoena seeking any Confidential Information, Employee or his legal representative or attorney will notify the Company of such court order or subpoena within two (2) business days of receiving it, pursuant to the notice provision in Paragraph 20, below.

15. Return of Confidential Information and Company Property.  To the extent that Employee had any Confidential Information in Employee’s possession, Employee represents and warrants that he has returned all such Confidential Information (whether maintained in hard copy or electronically on the Retained Computer, or otherwise) to the Company prior to signing this Agreement and that he has made no copies of any such Confidential Information for himself or for any other person or entity prior to returning the Confidential Information to the Company.  Employee further confirms that Employee has, except for the Retained Computer, delivered to the Company any and all property and equipment of the Company, including laptop computers, electronic communication devices (e.g., cell phone, BlackBerry, etc.), identification cards, keys or key cards, and/or any other company property or equipment which may have been in Employee’s possession.

16. No Solicitation of Customers of Company by Use of the Company’s Confidential Information or Trade Secrets.  In order to protect the Company’s Confidential Information and trade secrets, Employee agrees that he will not in any capacity, on his own behalf, or on behalf of any other person, firm or entity, undertake or assist in the solicitation of any customers of the Company while making use of the Company’s Confidential Information, as defined in Paragraph 14, above, following the cessation of Employee’s employment with the Company.

17. No Solicitation of Employees of Company.  For the period commencing on the Separation Date and ending twelve months later, Employee agrees to not in any capacity, on his own behalf, or on behalf of any other person, firm or entity, undertake or assist in the solicitation of any then current employees of the Company to terminate his, her, or its relationship, employment, or other association with the Company.  Employee understands that the Company’s business model is based on sales and servicing of its customers by its employees and that the Company has a legitimate business interest in preventing the solicitation of such employees.

18. Non-Disclosure of this Agreement.  Employee agrees not to disclose the terms of this Agreement, any claims he has or might have against the Company, or any of the facts and circumstances which gave rise to the separation of Employee’s employment with the Company or which led to the execution of this Agreement, except in the following circumstances:

(a)           Employee may disclose the terms of this Agreement to Employee’s immediate family, so long as such family member agrees to be bound by the confidential nature of this Agreement;

(b)           As long as they are advised in writing of the confidential nature of this Agreement, Employee may disclose the terms of this Agreement to: (i) Employee’s tax advisors; (ii) taxing authorities if requested by such authorities; and (iii) Employee’s legal counsel.

(c)           Pursuant to the order of a court or governmental agency of competent jurisdiction, or for purposes of securing enforcement of the terms and conditions of this Agreement should that ever be necessary.

Notwithstanding anything to the contrary set forth in this Paragraph 18, the non-disclosure provisions describe above shall not apply to any information that is publicly disclosed by the Company.

19. Right to Injunctive Relief.  Employee acknowledges and agrees that if he violates any of the provisions in Paragraphs 13-18, the Company shall be entitled to a restraining order or injunction against Employee, in addition to any other rights or remedies the Company may have.  Employee agrees to waive any requirement that the Company post a bond to obtain injunctive relief under this Paragraph.  The prevailing party in an action to enforce Paragraphs 13-18 shall be entitled to recover from the other party its reasonable attorneys’ fees and costs.

20. Notices.  Except where otherwise provided for in this Agreement, all notices and other communications under this Agreement shall be in writing and shall be given by first-class mail, certified or registered with return receipt requested or hand delivery acknowledged in writing by an authorized recipient and shall be deemed to have been duly given three (3) days after mailing or immediately upon duly acknowledged hand delivery to the respective persons named below:

For Employee:	Ray Schaaf
418 Maple Way
Woodside, CA 94062

For Company:	Neumedia, Inc.
14242 Ventura Blvd., 4th Floor
Sherman Oaks, California, 91423
Attention: General Counsel

21. Taxes/Withholdings.  All payments under this Agreement are subject to any applicable employment or tax withholdings or deductions.  In addition, the parties hereby agree that it is their intention that all payments or benefits provided under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement shall be interpreted accordingly.  Employee hereby is advised to seek independent advice from Employee’s tax advisor(s) with respect to the application of Section 409A of the Code to any payments under this Agreement.  Notwithstanding the foregoing, the Company does not guarantee the tax treatment of any payments or benefits under this Agreement, including without limitation under the Code, federal, state or local laws.   The Company shall have the right to withhold from any cash consideration paid hereunder any applicable withholding taxes due in connection with any of the cash or stock consideration paid hereunder, and will timely remit to applicable taxing authorities all withholding taxes or other taxes it is required by law to remit in connection therewith.

22. Ongoing Cooperation.  Employee agrees that Employee will assist and cooperate with the Company in connection with the defense, prosecution or investigation of any claim that may be made against or by any of the Company Releasees, including any proceeding before any arbitral, administrative, judicial, legislative, or other body or agency, including testifying in any proceeding to the extent such claims, investigations or proceedings relate to services performed or required to be performed by Employee, pertinent knowledge possessed by Employee, or any act or omission by Employee.  Employee and the Company further agree to perform all acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Paragraph and this Agreement.

23. Binding Effect of this Agreement.  This Agreement is binding upon Employee and Employee’s successors, assigns, heirs, executors, administrators and legal representatives.

24. No Admission.  This Agreement may not be cited as, and does not constitute any admission by the Company of, any violation of any law or legal obligation with respect to any aspect of Employee’s employment or separation from the Company or with respect to any other matter.  The Company specifically denies that it violated any law, statute, ordinance or regulation.

25. Severability.  If any portion of this Agreement is found to be illegal or unenforceable, such action shall not affect the validity or enforceability of the remaining portions of this Agreement. Each party agrees that the restrictions and prohibitions contained herein shall be effective to the fullest extent allowed under applicable law.

26. Entire Agreement.  This Agreement sets forth the entire agreement between the parties and fully supersedes all other oral or written understandings or agreements between the parties pertaining to Employee’s employment with and separation from the Company, including but not limited to any oral, implied or written employment agreement.  Employee and the Company agree that no promises, representations, or inducements have been made to either of them which caused either of them to sign this Agreement other than those which are expressly set forth herein.

27. Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original, all of which together will constitute one and the same agreement.  A facsimile copy or pdf copy of a party’s signature on this Agreement will be deemed as an original.

28. Modification.  This Agreement may not be changed or altered, except by a writing signed by an authorized representative of the Company and by Employee.

29. Governing Law.  This Agreement is entered into in the State of California, and the laws of the State of California will apply to any dispute concerning it, excluding the conflict-of-law principles thereof.

30. Waiver.  The failure to enforce any provision of this Agreement shall not be construed to be a waiver of such provision or to affect the validity of this Agreement or the right of any party to enforce this Agreement.

31. Ambiguities.  Both parties have participated in the negotiation of this Agreement and, thus, it is understood and agreed that the general rule that ambiguities are to be construed against the drafter shall not apply to this Agreement.  In the event that any language of this Agreement is found to be ambiguous, each party shall have an opportunity to present evidence as to the actual intent of the parties with respect to any such ambiguous language.

32. Agent Indemnification. The Company confirms to Employee that so long as Employee is an agent (i.e., employee or director) of the Company, Employee shall be entitled to all indemnification rights afforded under the Company’s charter documents and applicable law.

PLEASE READ CAREFULLY.  THIS AGREEMENT CONTAINS A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.  THE UNDERSIGNED AGREE TO THE TERMS OF THIS AGREEMENT AND VOLUNTARILY ENTER INTO IT WITH THE INTENT TO BE BOUND THEREBY.

Dated: February 22, 2011	___________________________
Ray Schaaf

Dated: February 22, 2011	NeuMedia, Inc.

____________________________

By:
Title:

EXHIBIT A

 REAFFIRMATION OF CONFIDENTIAL SEPARATION, TRANSITION AND RELEASE AGREEMENT

By his signature below, Ray Schaaf (“Employee”) hereby reaffirms the Confidential Separation, Transition and Release Agreement entered into between NeuMedia, Inc. (“the Company”) and Employee on February __, 2011 (“the Separation Agreement”), which is incorporated herein by reference as if set forth fully (this agreement shall hereafter be referred to as the “Reaffirmation”).  The intent of this Reaffirmation is to effectuate a complete release of all matters released, as described in Paragraph 8 of the Separation Agreement (“the Released Matters”), while extending the timeframe of that release, and its full effect, to and including the date of Employee’s signature below, and to effectuate a general release by the Company to Employee in consideration for Employee’s execution of this Reaffirmation.

1.      Reaffirmation of Employee’s Release of Known and Unknown Claims.  In Reaffirmation of the Separation Agreement and in consideration for the Company’s release herein, Employee, including his heirs, executors, administrators, trustees, attorneys, representatives, and assigns (“Employee Releasors”) agrees unconditionally and forever to waive, release and discharge the Company and the Company’s past and present affiliated, related, parent and subsidiary entities, as well as their respective past and present owners, investors, shareholders, lenders, members, managers, partners, officers, directors, employees, agents, representatives, attorneys, successors and assigns, past and present (“Company Releasees”) from any and all claims, actions, causes of action, demands, rights, or damages of any kind or nature which they may now have, or ever have, whether known or unknown, including but not limited to any claims, causes of action or demands of any nature arising out of or in any way relating to Employee’s employment with, or separation from the Company; provided, however, nothing herein shall be deemed a release or waiver of (i) Employee’s rights of indemnification and directors and officers liability insurance coverage to which Employee was entitled immediately prior to the Separation Date under the Company’s Bylaws, organizational documents, any employment agreement, or otherwise, (ii) Employee’s rights under any tax-qualified pension plan maintained by the Company or claims for accrued, vested benefits under any other employee benefit plan or COBRA, (iii) Employee’s rights as a stockholder of the Company and (iv) any rights under this Reaffirmation.

This release specifically includes, but is not limited to, any claims for fraud; breach of contract; breach of implied covenant of good faith and fair dealing; inducement of breach; interference with contract; wrongful or unlawful discharge or demotion; violation of public policy; assault and battery (sexual or otherwise); invasion of privacy; intentional or negligent infliction of emotional distress; intentional or negligent misrepresentation; conspiracy; failure to pay wages, benefits, vacation pay, bonuses, commissions, salary, severance pay, stock, stock options, attorneys’ fees, or other compensation of any sort; retaliation; discrimination or harassment on the basis of age, race, color, sex, gender, national origin, ancestry, religion, disability, handicap, medical condition, marital status, sexual orientation or any other protected category under federal, state or local law; any claim under Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the California Fair Employment and Housing Act, the California Labor Code, the Family and Medical Leave Act, the California Family Rights Act, or Section 1981 of Title 42 of the United States Code; violation of COBRA; violation of any safety and health laws, statutes or regulations; violation of ERISA; violation of the Internal Revenue Code; or any other wrongful conduct of any kind, based upon events occurring prior to the date of execution of this Agreement.

2.           Company’s Release of Known and Unknown Claims.  In consideration for Employee’s unrevoked execution of this Reaffirmation, the Company and the Company’s past and present affiliated, related, parent and subsidiary entities, as well as their respective past and present owners, investors, shareholders, lenders, members, managers, partners, officers, directors, employees, agents, representatives, attorneys, successors and assigns, past and present (“Company Releasors”), agree unconditionally and forever to waive, release and discharge Employee, including his heirs, executors, administrators, trustees, attorneys, representatives, and assigns (“Employee Releasees”) from any and all claims, actions, causes of action, demands, rights, or damages of any kind or nature which they may now have, or ever have, whether known or unknown, including but not limited to any claims, causes of action or demands of any nature arising out of or in any way relating to Employee’s employment with, or separation from the Company.

3.           Waiver of California Civil Code Section 1542.  The Parties understand and agree that this release extends to all claims of whatever nature, known or unknown, and includes all rights provided by any and all statutes which may apply to general release provisions, including but not limited to, Section 1542 of the Civil Code of California, which provides as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

The Parties intend this release to be a full and comprehensive general release, waiving all claims, demands and causes of action, known and unknown, to the fullest extent permitted by law.  Nothing in this Reaffirmation or release is intended to nor shall it be interpreted to release any claim which, by law, may not be released.

4.      Cooperation with Government Agencies.  Nothing in the release of claims set forth herein shall be construed as prohibiting Employee from bringing and/or participating in a future claim with the Equal Employment Opportunity Commission, the California Department of Fair Employment and Housing, or any other government agency; provided, however, that should Employee pursue and/or be involved with such an administrative action against the Company Releasees, or any of them, Employee agrees that he will not seek, nor shall he be entitled to recover, any monetary damages from any such proceeding.

5.      Review and Revocation Period.  Employee also understands and acknowledges that the review and revocation rights described in the Separation Agreement at Paragraphs 11 and 12 apply equally to this Reaffirmation of Separation Agreement, including the period of twenty-one (21) days to consider the terms of this Reaffirmation and seven (7) days following the date of execution of this Reaffirmation to revoke.  The revocation must be in writing, must specifically revoke this Reaffirmation, and must be received by the Company pursuant to Paragraph 20 of the Separation Agreement prior to the eighth calendar day following the execution of this Agreement.  This Reaffirmation becomes effective, enforceable and irrevocable on the eighth calendar day following Employee’s execution of this Reaffirmation.

PLEASE READ CAREFULLY. THIS AGREEMENT CONTAINS A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

Dated: ___________________, 2011	NeuMedia, Inc. By: __________________________ Title:

I have carefully read this Reaffirmation and understand that it contains a release of known and unknown claims.  I acknowledge and agree to all of the terms and conditions of this Reaffirmation.  I further acknowledge that I enter into this Reaffirmation voluntarily with a full understanding of its terms.

Dated: _____________________, 2011	_____________________________ Ray Schaaf